Tapestry, Inc.					EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

	Year Ended(1)
	June 30, 2018	July 1, 2017	July 2, 2016	June 27, 2015	June 28, 2014
	(in millions)
Determination of Earnings:
Income before provision for income taxes and loss from equity investees	$596.8	$759.0	$626.6	$611.6	$1,122.3
Plus: Fixed charges	261.1	180.8	154.4	130.8	107.4
Earnings available to cover fixed charges	$857.9	$939.8	$781	$742.4	$1,229.7

Fixed Charges:
Interest expense (none capitalized)	$86.3	$39.3	$32.9	$11.9	$1.7
Interest portion of rent expense (1/3)	174.8	141.5	121.5	118.9	105.7
Total fixed charges	$261.1	$180.8	$154.4	$130.8	$107.4

Ratio of earnings to fixed charges(2)	3.3	5.2	5.1	5.7	11.4

(1) Fiscal 2016 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.
(2) All ratios shown in the above table have been calculated using unrounded numbers.